September 16, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

ATTN.: Debra O'Neal Johnson
       Document Control - EDGAR

RE: RiverSource Series Trust
       Columbia Marsico Flexible Capital Fund (the "Fund")

    Post-Effective Amendment No. 14
    File No. 333-131683/811-21852

Dear Ms. O'Neal:

Registrant is filing Post-Effective Amendment No. 14 on Form N-1A pursuant to Rule 485(a)(2) with respect to the Fund referenced above.

Below please find responses to your comments received by telephone on September 13, 2010, with respect to the Fund's registration statement on Form N-1A filed pursuant to Rule 485(a) of the Securities Act of 1933, as amended, on August 26, 2010 (the "Filing").

COMMENT 1: Please move the historical performance of the Fund subadviser's direct-sold registered investment company account (the Marsico Flexible Capital
Fund) outside of Items 1-8 of the prospectus.

RESPONSE: The historical performance of the Fund subadviser's direct-sold registered investment account will be moved to Item 9. The Table of Contents will also be revised to add the heading "Subadviser's Historical Performance" under the More Information about the Fund section of the prospectus.

COMMENT 2: Please verify whether or not the Fund subadviser manages any other accounts that are managed in the same style as the Marsico Flexible Capital Fund.

RESPONSE: The Fund's subadviser does not manage any other accounts with the same style as the Marsico Flexible Capital Fund.

Pursuant to Rule 461, Registrant respectively requests that the effective date of the above-mentioned Amendment to Registration Statement be accelerated and declared effective on September 22, 2010, or as soon as practicable thereafter. A letter on behalf of the Principal Underwriter also is accompanying this filing.

In connection with the Filing, the Registrant hereby acknowledges the following:

     The disclosure in the Filing is the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosure in the Filing. The Registrant represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the Filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the Filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions regarding this filing, please contact Joseph L D'Alessandro at 212-850-1703 or Katina Walker at 612-671-6990.

Sincerely,


/s/ Scott R. Plummer
-------------------------------------
Scott R. Plummer
Vice President, General Counsel and
Secretary RiverSource Series Trust